SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13D/A
                                 (Rule 13d-101)


                                Amendment No. 3


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               AZONIC CORPORATION
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                                (Name of Issuer)


                                     COMMON
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                         (Title of Class of Securities)



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                                 (CUSIP Number)


                          INFINITY CAPITAL GROUP, INC.
                             7 Dey Street, Suite 900
                               New York, NY 10007
                               Phone: 212-962-4400
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 23, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Infinity Capital Group, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*


WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION


USA - Maryland
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               7    SOLE VOTING POWER

  NUMBER OF
                   4,460,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    4,460,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
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

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,460,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


18.6%
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14   TYPE OF REPORTING PERSON*


CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Item 1.  Security and Issuer.


This schedule relates to the acquisition of beneficial ownership of Common Stock of Azonic Corporation (hereinafter the "Company"), whose principal place of business is located at 7 Dey Street, Suite 900, New York, NY 10007.

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Item 2. Identity and Background.

Identity:  Infinity Capital Group, Inc. ("Reporting Person")

Background: Not applicable - Reference is made to Form 13d filed 7/20/04 and Form 13d/A filed 9/6/04 to which this is an amendment as well as an addition. This amendment corrects the filing of 9/6/04 to report a purchase of 4,300,000 shares (instead of 4,800,000 shares) from L&M Specialties, Inc. by Infinity Capital Group, Inc. pursuant to a Settlement Agreement between L&M and Infinity and reports additional sale transactions.
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Item 3.  Source and Amount of Funds or Other Consideration.

Working Capital.
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Item 4.  Purpose of Transaction.

The Reporting Person entered into the transactions reported on this Schedule 13d to settle a debt owed to another shareholder of the Issuer. Pursuant to a Settlement Agreement dated as of August 17, 2004, the Reporting Person and the other shareholder of the Issuer agreed that, among other things: (a) the Report-ing Person would make an immediate payment of $125,000 and four subsequent pay-ments of $12,500 on each of September 30, October 31, November 30 and December 31, 2004 (with 1,000,000 shares of the Issuer remaining in escrow to secure the Reporting Person's obligations to make such subsequent payments), (b) a promissory note issued by the Reporting Person to the shareholder on September 22, 2003 with a face amount of $125,000 and an outstanding principal balance of approximately $105,000 would be deemed paid in full, (c) the shareholder would release 18,000,000 shares of the Issuer held in escrow for the $125,000 loan to the Reporting Person, (d) the shareholder would transfer 4,300,000 shares of the issuer that it held to the Reporting Person, (e) the shareholder would surrender certain outstanding warrants to purchase common stock of the Reporting Person and (f) 500,000 shares of the Issuer's common stock would remain in escrow pend-ing the closing of a merger or acquisition transaction by the Issuer, at which time the shareholder would receive a number of shares equal to 5% of the number of shares of the Issuer held by the Reporting Person following the closing of such transaction (with the balance of the escrow shares being released to the Reporting Person).

In a separate transaction, in order to obtain the funds to make the payments required under the Settlement Agreement, the Reporting Person agreed to sell a total of 17,840,000 shares of the Issuer's common stock to certain individuals and entities for aggregate consideration of $162,500. In connection with such arrangement, certain representatives of the entities purchasing shares of the Issuer's common stock from the Reporting Person will serve as officers or directors of the Issuer, and one of the entities will provide general manage-ment, marketing, accounting and administrative services to the Issuer pursuant to a separate Management Services Agreement. The Issuer's Board of Directors will be increased to five members, to consist of the respective nominees of the Reporting Person, the individuals, and entities acquiring shares of the Issuer's common stock from the Reporting Person and other individuals nominated by the Issuer's shareholders.

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Item 5.  Interest in Securities of the Issuer.

     (a) As of the date of the filing of this Schedule, Reporting Person is deemed to beneficially own 4,460,000 shares of Common Stock of the Issuer, representing 18.6% of the issued and outstanding Common Stock of the Issuer. Prior to the consummation of the transactions reported on this Schedule, the Reporting person was deemed to beneficially own 18,000,000 shares of Common Stock of the Issuer, representing 75% of the issued and outstanding
               Common Stock of the Issuer.

     (b) Reporting Person has sole power to vote and dispose of 4,460,000 shares of common stock of Registrant which constitutes 18.6% of the issued and outstanding shares as of this date.

     (c)       None

     (d) Except as disclosed in this Schedule, to the knowledge of the Reporting Person, no other person has the right or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock held by the Reporting Person.

     (e)       Not Applicable

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Settlement Agreement with L&M provides for the holding of 1 million shares as collateral for the balance of $50,000 due (excluding simple interest that accrues at 7% per annum) and further provides that L&M retain 500,000 shares which it may sell into the market if no business combination is completed within certain pre-specified time periods.

In order to obtain the funds to make the payments required under the Settlement Agreement, the Reporting Person agreed to sell a total of 17,840,000 shares of the Issuer's common stock to certain individuals and entities for aggregate consideration of $162,500. In connection with such arrangement, certain representatives of the entities purchasing shares of the Issuer's common stock from the Reporting Person will serve as officers or directors of the Issuer, and one of the entities will provide general management, marketing, accounting and administrative services to the Issuer pursuant to a separate Management Services Agreement. The Issuer's Board of Directors will be increased to five members, to consist of the respective nominees of the Reporting Persons and the individuals and entities acquiring shares of the Issuer's common stock from the Reporting Person and other individuals nominated by the Issuer's shareholders.

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Item 7. Material to be Filed as Exhibits.



10.3    Securities Purchase Agreement


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

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        October 22, 2004
                                        ----------------------------------------
                                                         (Date)


                                        INFINITY CAPITAL GROUP, INC.


                                        By: /s/ Greg Laborde
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                                                       (Signature)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).